Form 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2004
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant’s name into English)
7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ___X___                Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes ____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ Katsumi Ihara
(Signature)
Katsumi Ihara Executive Deputy President, Group Chief Strategy Officer and Chief Financial Officer

Date: July 29, 2004

List of materials

Documents attached hereto:

i)	A press release announcing that Sony and Bertelsmann have received regulatory clearance for music joint venture.

News & Information	Sony Corporation of America 550 Madison Avenue New York, NY 10022

Sony and Bertelsmann Receive Regulatory Clearance
For Music Joint Venture

(July 28, 2004, New York, N.Y.) — Sony Corporation of America (“SCA”) and Bertelsmann AG have received formal clearance from the European Commission and from the U.S. Federal Trade Commission to merge their recorded music businesses to create a new global recorded music joint venture, it was announced today by SCA, Sony Corporation’s U.S.-based subsidiary. The newly formed company, which will be 50% owned by each parent company, will not include SCA’s music publishing, physical distribution and disc manufacturing businesses or Sony Music Entertainment Japan. It is anticipated that the merger will close shortly and that the new company, which will be fully committed to creating music, developing artists and enriching the lives of music lovers around the world, will officially begin operation immediately thereafter.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game, Music and Pictures segments); (iv) Sony’s ability to implement successfully personnel reduction and other business reorganization activities in its Electronics, Music and Pictures segments; (v) Sony’s ability to implement successfully its network strategy for its Electronics, Music, Pictures and Other segments and to develop and implement successful sales and distribution strategies in its Music and Pictures segments in light of the Internet and other technological developments; (vi) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); and (vii) the success of Sony’s joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

Investor Relations Contacts:

Tokyo	New York	London
Yukio Ozawa	Masaaki Konoo/Justin Hill	Chris Hohman/Shinji Tomita
+81-(0)3-5448-2180	+1-212-833-6722	+44-(0)20-7444-9713
Home Page: http://www.sony.net/IR/